SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ___________________

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                 FINAL AMENDMENT
                               ___________________

                              BROADWAY STORES, INC.
                                (Name of Issuer)

                              BROADWAY STORES, INC.
                        FEDERATED DEPARTMENT STORES, INC.
                       (Name of Persons Filing Statement)

             6-1/4% Convertible Senior Subordinated Notes Due 2000
                            of Broadway Stores, Inc.
                         (Title of Class of Securities)

                                   146227 AM 5
                      (CUSIP Number of Class of Securities)
                               ___________________

                            DENNIS J. BRODERICK, Esq.
              Senior Vice President, General Counsel, and Secretary
                        Federated Department Stores, Inc.
                              7 West Seventh Street
                             Cincinnati, Ohio 45202
                                 (513) 579-7560
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Persons Filing Statement)

                                    Copy to:
                              MARK E. BETZEN, Esq.
                           Jones, Day, Reavis & Pogue
                            2300 Trammell Crow Center
                                2001 Ross Avenue
                               Dallas, Texas 75201
                                 (214) 220-3939

                                November 8, 1995
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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     This Schedule 13E-4 Issuer Tender Offer Statement (this "Schedule 13E-4")
relates to a tender offer by Broadway Stores, Inc. ("Broadway") to purchase any and all of its 6-1/4% Convertible Senior Subordinated Notes Due 2000 (the "Notes") at a purchase price equal to the principal amount thereof plus accrued and unpaid interest thereon to December 8, 1995, on the terms set forth in Broadway's Notice of Change in Control and Offer to Purchase dated November 8, 1995 (the "Offer to Purchase") and in the related Change in Control Purchase Notice and Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Item 4.   Interest in Securities of the Issuer

     The Offer expired on December 8, 1995, at 5:00 p.m., New York City time.
As of such time, an aggregate of $141,950,000 principal amount of Notes had been validly tendered pursuant to the Offer and not withdrawn. On December 11, 1995, $145,843,767.36, an amount sufficient to pay the aggregate Change in Control Purchase Price in respect of the Notes so tendered, was deposited with the Paying Agent in accordance with the terms of the Indenture. As a result, on and after the Change in Control Purchase Date, such Notes ceased to be outstanding and interest on such Notes ceased to accrue and is deemed to have been paid, and all other rights of the tendering Holders in respect thereof terminated (other than the right to receive the Change in Control Purchase Price upon delivery of such Notes).

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 11, 1995                  BROADWAY STORES, INC.

                                           By: /s/ Dennis J. Broderick
                                              ----------------------------------
                                              Dennis J. Broderick
                                              Vice President


                                           FEDERATED DEPARTMENT STORES, INC.

                                           By: /s/ Dennis J. Broderick
                                              ----------------------------------
                                              Dennis J. Broderick
                                              Senior Vice President